Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

April 8, 2016

VIA EDGAR TRANSMISSION

Mr. Jacob Sandoval
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advisors Series Trust (the “Trust”) File Nos.: 333-17391 and 811-07959

Dear Mr. Sandoval:

The purpose of this letter is to respond to the comments that you provided to U.S. Bancorp Fund Services, LLC on February 8, 2016 regarding the review of the annual report (each a “Report” and collectively, the “Reports”) and other filings for the following series of the Trust (each a “Fund” and collectively, the “Funds”) as of the dates noted below:

Fund Name	Fiscal Year End	N-CSR filing date
American Trust Allegiance Fund	February 28	May 8, 2015
Davidson Multi-Cap Equity Fund	June 30	September 8, 2015
Chase Growth Fund	September 30	December 9, 2015
Chase Mid-Cap Growth Fund	September 30	December 9, 2015
Edgar Lomax Value Fund	October 31	January 8, 2016
Fort Pitt Capital Total Return Fund	October 31	January 8, 2016
Semper MBS Total Return Fund	November 30	February 9, 2015
Semper Short Duration Fund	November 30	February 9, 2015
PIA BBB Bond Fund	November 30	February 9, 2015
PIA High Yield Fund	November 30	February 9, 2015
PIA MBS Bond Fund	November 30	February 9, 2015
PIA Short-Term Securities Fund	November 30	February 9, 2015
WBI Absolute Return Balanced Fund	November 30	February 6, 2015
WBI Absolute Return Balanced Plus Fund	November 30	February 6, 2015
WBI Absolute Return Dividend Growth Fund	November 30	February 6, 2015
WBI Absolute Return Dividend Income Fund	November 30	February 6, 2015

In connection with this filing, the Trust hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

(2)
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

(3)
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments follow below.  For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Reports.

N-CSR Filings

Administrative Items
1.
Staff Comment: The staff notes that the Report of Independent Registered Public Accounting Firm of Tait, Weller & Baker LLP that was filed as an exhibit (EX-99.77B ACCT LTTR) to the Trust’s Form N-SAR-B filed January 29, 2015 was dated January 29, 2014.  Please re-file the Form N-SAR-B with a report from Tait, Weller & Baker LLP dated January of 2015.

Response:  The Trust responds by noting it re-filed the form N-SAR-B on March 18, 2016 with a report from Tait, Weller & Baker LLP dated January 29, 2015.

2.	Staff Comment: Please explain supplementally the reason the Trust filed an amended Form N-CSR for the Davidson Multi-Cap Equity Fund and the Davidson Small/Mid Equity Fund on October 23, 2014.

Response: The Trust responds that it filed an amended Form N-CSR for the Davidson Funds because the original filing incorrectly stated a ratio of net investment income to average net assets before expense reimbursement for the Davidson Multi-Cap Equity Fund’s Class I shares of 1.83%.  The correct net investment income ratio is 1.38%.

3.
Staff Comment: The staff notes that the Semper MBS Total Return Fund and the Semper Short Duration Fund (together, the “Semper Funds”) appear to not have filed a Form N-SAR for the fiscal periods ending May 31, 2014, November 30, 2014, and May 31, 2015.  The staff also notes that no final Form N-SAR appears to have been filed for the Kellner Long/Short Fund for the period ended June 30, 2014.

Response: The Trust responds by noting that no information relating to the noted Funds was filed on Form N-SAR for the stated periods because the total number of series that are active in the Trust exceeds 100.  The answer.fil system on which Form N-SAR is filed will not accommodate information provided for a series number greater than 99.  Pursuant to guidance received from the SEC’s Heather Fernandez in October 2014, the SEC’s system used to review Form N-SAR data cannot analyze information for series above 99 (contained in an answer file).  It also cannot analyze information contained in an exhibit.  Therefore her recommendation was to include an attachment that simply lists the series above 99.  As a result, the Trust files an exhibit (EX-99.77Q1 OTHR EXHB) to its Forms N-SAR listing the name of each Fund with a series number of 100 or greater and states that information concerning those Funds may be found in each Fund’s annual or semi-annual report.  An EX-99.77Q1 OTHR EXHB with that information was filed for the Semper Funds on the Forms N-SAR filed for the periods ending May 31, 2014, November 30, 2014 and May 31, 2015.  The same exhibit was filed with the N-SAR for the period ended June 30, 2014 for the Kellner Long/Short Fund, and indicated that it was the last such filing for this Fund.  Please note that until this system limitation is corrected by the SEC, the Trust will continue to file Forms N-SAR in this manner.

4.
Staff Comment: To the extent that Joe D. Redwine, an interested Trustee, Chairman and Chief Executive Officer of the Trust, serves as a board member, officer or employee of Quasar Distributors, LLC (“Quasar”), please include appropriate disclosure in the Form N-CSR filings for the Trust, pursuant to Item 17(a)(2) of Form N-1A.

Response: The Trust responds by noting that Mr. Redwine is neither an officer nor an employee of Quasar, and he no longer is a board member of Quasar.  Therefore, no additional disclosure will be added.

Semper MBS Total Return Fund (the “Total Return Fund”) and Semper Short Duration Fund (the “Short Duration Fund”)

5.
Staff Comment: The staff notes that Semper Capital Management, L.P., the adviser to the Semper Funds, holds quarterly calls discussing the Total Return Fund and posts transcripts of the calls on the Semper Funds website.  The transcript for the January 8, 2015 call states “[w]e’re currently targeting liquidity in the Fund of about 40 percent in a day, about 50 percent in a week, 70 percent in two weeks with the opportunity to liquidate 100 percent of the securities within a month, if necessary.” The transcript for the October 1, 2015 call states “our targeted liquidity for the portfolio or the portion of the portfolio that we believe we can sell at current fair value remains at 20 percent in a day, 50 percent in two weeks and close to 100 percent in a month.”  The staff notes that SEC guidelines permit registered investment companies to hold up to 15% of their net assets in securities that are illiquid and define a security as illiquid if it may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the fund has valued the investment on its books.  Please explain how Semper Capital Management, L.P.’s targeted liquidity for the Total Return Fund is consistent with the SEC’s guidelines on liquidity.

Response: The Trust responds by noting that the Total Return Fund’s portfolio conforms to the SEC’s guidelines pertaining to investments in illiquid securities.  As disclosed in the Report for the semi-annual period ended May 31, 2015, the Total Return Fund had 0.12% of its total net assets in illiquid securities.  As disclosed in the Report for the period ended November 30, 2015, the Total Return Fund had 1.4% of its total net assets invested in illiquid securities.  Since the Total Return Fund’s inception, the Fund has not held more than 15% of its net assets in illiquid securities.

Semper Capital Management, L.P., the adviser, has informed the Trust that in its quarterly calls, it does not purport to be defining liquidity within the meaning of the Commission’s interpretation of liquidity for the purposes of Form N-1A.  In fact, these quarterly calls make clear that liquidity, as defined and described in the calls, refers to the broader more commonly understood definition with respect to days to liquidate a security if necessary.  The Trust notes that the Commission has explicitly acknowledged this distinction in its recent release regarding liquidity risk management programs by investment companies, wherein the Commission states specifically that liquidity, for purposes of determining the composition of the six proposed liquidity buckets, is defined differently than the Form N-1A definition of liquidity and therefore will differ significantly from that definition.

6.
Staff Comment: Please confirm supplementally that each illiquid security held by the Semper Funds is tickmarked as “illiquid” in the schedule of investments.  Going forward, please consider reporting the percentage of each Fund’s net assets that are invested in illiquid securities as of the reporting date.

Response: The Trust responds supplementally that each illiquid security is tickmarked as such in the schedule of investments included in each Report.  The Trust notes that Note 2 to the Financial Statements in the Semper Funds Reports for the periods ended November 30, 2015, May 31, 2015, and November 30, 2014 disclose each Fund’s investments in illiquid securities as of the reporting date as a percentage of the Fund’s total net assets.  Going forward the Trust will modify the footnotes to the schedule of investments for the Semper Funds disclosing the percentage of the Funds’ net assets held in securities which are considered illiquid as of the reporting date.

7.
Staff Comment: The Statement of Assets and Liabilities in the Report for the Short Duration Fund, for the period ended November 30, 2014, includes a “due to broker” liability of $8,286,289.  The Short Duration Fund’s Form N-Q for the quarter ended February 28, 2015 notes a liability of $8,304,217 as “securities sold short.”  Please explain the nature of the agreements entered into by the Short Duration Fund relating to those liabilities and explain why there has been a change as to how the liability is presented in the Fund’s financial statements.

Response: The Trust responds by stating that the “due to broker” liability is related to a master repurchase agreement.  Under a master repurchase agreement with a broker counterparty and custodian, the Short Duration Fund entered into transactions whereby the Fund purchased securities under agreements to resell such securities at an agreed upon price and date.   The Fund, through the custodian, took possession of securities collateralizing the repurchase agreement.   The Fund received U.S. Treasury Notes as collateral.  As of November 30, 2014, the end of the fiscal year, the Fund had sold the collateral.   The value of the Fund’s obligation to return repurchase agreement related collateral is as stated in the statements of assets and liabilities and is reflected as a “due to broker” liability in the Report for the period ended November 30, 2014.  The liability is noted as a security sold short in the Form N-Q for the period ended February 28, 2015 because USBFS felt the presentation was more appropriate and consistent with the presentation in the Fund’s filings prior to its reorganization into the Trust.  On May 27, 2015, the master repurchase agreement matured.  The Short Duration Fund received cash from the maturity of the repurchase agreement and returned collateral to the counterparty.  Therefore, the Short Duration Fund is no longer reporting an obligation relating to the repurchase agreement collateral in the Fund’s statement of assets and liabilities or schedule of investments.  In a separate transaction, the Short Duration Fund sold short an agency residential mortgage-backed security on May 27, 2015.  That position is being reported as a security sold short on the Fund’s schedule of investments and statement of assets and liabilities.

8.
Staff Comment: To the extent the Short Duration Fund’s investments in repurchase agreements exceed 10% of the Fund’s total assets, please disclose separately in the Fund’s statement of assets and liabilities the aggregate amount of liabilities incurred pursuant to such repurchase agreements, as required by Regulation S-X Section 4-08(m).

Response:  The Trust responds by undertaking to comply with the disclosure requirements of Regulation S-X Section 4-08(m) if the Short Duration Fund’s investments in repurchase agreements exceed 10% of the Fund’s total assets.

9.
Staff Comment: The staff asks that going forward the Semper Funds tickmark securities in the schedule of investments that are held as collateral or separately disclose any restricted cash balances held by the Funds.

Response: The Trust undertakes to tickmark any securities held as collateral or to separately disclose any restricted cash balances in the schedule of investments of future Reports.  The Trust confirms that no securities or cash were segregated in a separate account as of previous period ends.

10.
Staff Comment: The Form N-Q for the Semper Funds filed on October 30, 2015 shows that 27.9% of the Short Duration Fund’s total net assets were invested in Rule 144A Securities as of August 31, 2015.  Please consider whether the Short Duration Fund should also include Rule 144A securities risk disclosure comparable to the Total Return Fund’s disclosure.

Response: The Trust undertakes to add a Rule 144A securities risk to the Short Duration Fund’s Form N-1A Item 4 and Item 9 risk disclosures as part of the next annual update for the Fund, to be filed in March of 2016.

11.
Staff Comment: The Form N-Q for the Semper Funds filed on October 30, 2015 shows that more than 25% of each Fund’s total net assets was invested in non-agency residential mortgage-backed securities as of August 31, 2015.  Please explain supplementally how the level of investment in non-agency residential mortgage-backed securities is in compliance with the Semper Funds’ fundamental investment restriction that neither Fund shall invest 25% or more of the market value of its total assets in the securities of companies engaged in any one industry.

Response: The Trust responds by stating that each Semper Fund has a different concentration policy.  The discussion below details the concentration policy for each Fund.

Semper MBS Total Return Fund:

At the time that the Semper MBS Total Return Fund launched in July 2013, its SAI (filed as a 497C on July 25, 2013) disclosed the following fundamental investment restriction:

“The Fund may not:
…
5.  Invest 25% or more of the market value of its total assets in the securities of companies engaged in any one industry, except that the Fund will invest at least 25% of its total assets in mortgage-backed securities, which for purposes of this investment restriction the Fund will treat as an industry or group of industries.”

When the Semper Short Duration Fund reorganized into the Trust in March 2014, its SAI (filed as an accelerated 485APOS on March 24, 2014) disclosed the following fundamental investment restriction:

“The Fund may not:
…
5. Invest 25% or more of the market value of its total assets in the securities of companies engaged in any one industry, with the exception of securities issued or guaranteed by the U.S. government, its agencies, and instrumentalities.”

This was in response to Staff comments received on the initial 485A filing and was consistent with the manner in which the Fund was managed while in the Forum Funds Trust.

When the annual Prospectus and SAI for the Semper MBS Total Return Fund was filed on March 25, 2014, the concentration policy related to mortgage-backed securities was inadvertently dropped from the SAI.  This inadvertent error carried through to the April 21, 2014 combined Semper Funds Prospectus and SAI and thereafter to subsequent annual updates.

The Trust responds by adding the mortgage-backed securities concentration policy back into the list of investment restrictions in the SAI to be filed at the end of March 2016, as this is consistent with the actual investment practices of the Semper MBS Total Return Fund, as disclosed in the Fund’s principal investment strategies.  Removal of the concentration policy related to mortgage-backed securities was an administrative error.  The concentration policy related to mortgage-backed securities was approved by both the Board and the Semper MBS Total Return Fund’s initial shareholder and was not subsequently changed by a vote of the Fund’s shareholders.  Since inception, the Semper MBS Total Return Fund has been managed in compliance with its concentration policy.  The Trust also undertakes to add concentration risk disclosure to the Semper MBS Total Return Fund’s principal investment risks section of the Prospectus.

Semper Short Duration Fund:

With respect to the Semper Short Duration Fund, the Trust believes that the Fund has been in compliance with the fundamental investment restriction limiting investments in the securities of companies in any one industry to 25% of the Fund’s total assets.  The Semper Short Duration Fund invests in both agency and non-agency commercial and residential mortgage-backed securities.  For purposes of the Semper Short Duration Fund’s fundamental investment restrictions, Semper views each of agency commercial mortgage-backed securities, non-agency commercial mortgage-backed securities, agency residential mortgage-backed securities and non-agency residential mortgage-backed securities as separate industries.  As noted by the Staff, the Form N-Q for the Semper Short Duration Fund that was filed on October 31, 2015 indicates that as of August 31, 2015, the Fund had invested 25.4% of its net assets in non-agency residential mortgage-backed securities.  As of August 31, 2015, the Semper Short Duration Fund’s investments in residential non-agency mortgage-backed securities were 21.35% of the Fund’s total assets.  As you can see, measured against total assets, the appropriate test for purposes of the fundamental investment restriction, the Semper Short Duration Fund’s investments in residential non-agency mortgage-backed securities have not exceeded 25% of the Fund’s total assets.

Given that the Semper Short Duration Fund invests in various types of non-agency commercial and residential mortgage-backed securities, the Trust updated the principal investment strategies and principal risks for the Semper Short Duration Fund to add disclosure specific to the various categories of mortgage-backed securities the Fund utilizes.  The additional disclosures were added to the Prospectus for the Semper Short Duration Fund filed on March 29, 2016.

12.	Staff Comment: Please explain supplementally whether the Semper Funds have considered adding disclosure to either Fund’s principal risk sections relating to investments in illiquid securities.

Response: The Trust responds by directing the Staff’s attention to page 5 of the December 18, 2015 dated Prospectus for the Semper Funds, which includes a “Liquidity Risk” for the Semper MBS Total Return Fund.  The Trust also responds by undertaking to add the same “Liquidity Risk” disclosure to the Semper Short Duration Fund’s principal risk disclosures during the annual update to be filed at the end of March 2016.

13.	Staff Comment: Please describe supplementally the Trust’s policy for changing the principal risk disclosures in a Fund’s prospectus.

Response: The Trust responds supplementally by noting that it will make changes to principal risk disclosure based on a number of factors.  If an adviser to a Fund communicates to the Trust that it intends to make investments in a specific type of security going forward, consistent with the Fund’s principal investment strategies, the Trust may add new risk disclosure or revise existing risk disclosures accordingly.  Additionally, upon review of a Fund’s schedule of investments, the Trust may determine that additional risk disclosure should be added to a Fund’s prospectus or that existing risk disclosure should be revised.

14.	Staff Comment: Please confirm that the website address for the Semper Funds, included in each Fund’s summary prospectus, is correct.

Response: The Trust responds by noting that the website disclosed in each Fund’s summary prospectus is incorrect.  The new website page for each Fund should be http://semperfunds.com/documents.html. The Trust filed a supplement to each Fund’s summary prospectus on March 1, 2016 which includes the correct website address.

Edgar Lomax Value Fund

15.
Staff Comment: The Edgar Lomax Value Fund’s statement of operations in the Report for the year ended October 31, 2015 includes a line item of $464,802 for advisory fee waiver and expense reimbursement.  The notes to the financial statements indicate the Edgar Lomax Company (“Edgar Lomax”) voluntarily waived $116,805 resulting in net advisory fees of $428,653.  Please explain how the amount subject to recoupment for the year ended October 31, 2015 is equal to $238,323.

Response: As stated in the Fund’s prospectus, the Advisor has voluntarily agreed to waive a portion of its management fee contingent upon the Fund’s performance versus the S&P 500®/Citigroup Value Index (“Citigroup Value”).  If the Advisor waives management fees under this arrangement, it has also agreed to absorb all Fund expenses, other than management fees, AFFE, interest, taxes and extraordinary expenses.  The amount of management fees voluntarily waived ($116,805), and associated Fund expenses voluntarily paid ($109,674) by Edgar Lomax are not subject to recoupment.  [Please note that page 6 of the Prospectus dated February 28, 2016 discloses the aggregate fees voluntarily waived and expenses voluntarily paid by the Adviser as $226,479.]  The management fees waived by Edgar Lomax, or expenses paid by Edgar Lomax, pursuant to the Fund’s contractual expense limitation agreement are subject to recoupment.  The management fees waived and expenses paid by Edgar Lomax during the fiscal year ended October 31, 2015 pursuant to the contractual expense limitation agreement were equal to $238,323.   The combined voluntary (V) and contractual (C) management fees waived and Fund expenses paid amount is $116,805(V) + $109,674(V) + $238,323(C) = $464,802.  Accordingly, $238,323 is the amount subject to recoupment under the contractual agreement.

WBI Funds

16.
Staff Comment: Please state supplementally whether management’s discussion of fund performance (“MDFP”) as included in the WBI Funds’ annual report is audited.  If not, please indicate going forward that the MDFP is unaudited.

Response: The Trust responds that the MDFP is not audited for any series of the Trust.   The Trust is not aware of regulation that requires the shareholder letter, which includes the MDFP, to be labeled “unaudited”.  The Trust respectively declines the request to indicate the MDFP as unaudited in future Reports.

17.
Staff Comment: Please confirm that the WBI Funds adhere to the investment company accounting and reporting guidance of the Financial Accounting Standards Board (FASB) Accounting Standard Codification Topic 946 (“ASC 946”).

Response: The Trust responds that the WBI Funds adhere to the investment company accounting and reporting guidance of ASC 946.

18.
Staff Comment: For consistency with the WBI Funds’ prospectuses, please add disclosure to the Notes to Financial Statements to state which Fund expenses are not subject to the expense limitation agreement.

Response: Going forward, the Trust undertakes to revise the disclosure in Note 4 to the financial statements to include the parenthetical list of expenses that are not subject to the expense limitation agreement as disclosed in the Funds’ prospectuses.

PIA Funds

19.
Staff Comment: Note 2 to the financial statements includes disclosure that “Discounts and premiums on securities purchased are accreted/amortized over the life of the respective security.”  Please confirm supplementally that amortization is calculated using the effective interest method.

Response: The Trust confirms supplementally that amortization is calculated using the effective interest method.

20.
Staff Comment: Consider adding disclosure to Note 1 to the financial statements for the PIA Short-Term Securities Fund to indicate that the Fund is a diversified series of the Trust, similar to the disclosure used for the PIA High Yield Fund.

Response: The Trust undertakes to add the requested disclosure going forward.

21.
Staff Comment: The Report for the PIA High Yield Fund filed on February 9, 2015 shows that the Fund sold credit default swaps during the fiscal year ended November 30, 2014.  The disclosure in Note 6 to the Fund’s financial statements describes the Fund’s process for clearing over-the-counter swaps.  To the extent that the Fund sold centrally cleared swaps, please update the disclosure to describe the process for centrally clearing swaps.

Response: The Trust has verified with Pacific Income Advisers, Inc., the adviser to the PIA High Yield Fund, that the swaps held during the fiscal year ended November 30, 2014 were cleared over-the-counter.

22.
Staff Comment: Form N-Q for the PIA High Yield Fund filed on April 29, 2014 shows that the monthly average gross notional value of the credit default swaps held by the Fund as of February 28, 2014 was $2,666,667.  Please confirm supplementally that the Fund segregates assets to cover the full notional amount on the credit default swaps it held.  Please also confirm supplementally that the Fund has not paid or received any upfront payment in connection with its credit default swap positions.  Going forward, if the Fund has paid or received an upfront payment in connection with its credit default swap positions, please so disclose.

Response: The Trust responds by confirming supplementally that the PIA High Yield Fund segregated assets sufficient to cover the full notional amount on the credit default swaps it held. The Trust further confirms that the Fund has not paid or received any upfront payment in connection with its credit default swap positions.

23.
Staff Comment: Please add language to the schedule of credit default swaps in the PIA High Yield Fund’s Form N-Q describing the status of payment risk (e.g., through credit rating or credit spreads) of the counterparty to the transaction.  See the AICPA expert panel minutes for guidance on the appropriate disclosure.

Response: Going forward, the Trust undertakes to add the requested disclosure to the schedule of credit default swaps.

24.
Staff Comment: The staff notes that in the Form N-Q for the period ended February 28, 2014, the Trust has an abbreviated description of the credit default swap in the Schedule of Credit Default Swaps for the PIA High Yield Fund.  Going forward, please state the full description of the credit default swap.

Response: Going forward, the Trust undertakes to include the full, or reasonable industry standard, description in the schedule of credit default swaps.

25.
Staff Comment: The staff notes that the discussion of the PIA High Yield Fund’s principal investment strategies states that “the Fund may invest up to 5% of its net assets in derivative instruments, such as options, futures contracts or swap agreements.” Please confirm supplementally whether that is based on the market value or notional value of the derivatives.

Response: In addition, the Fund’s principal investment strategy states, “From time to time, the Fund may experience significant inflows; if this occurs, the Fund may, on a temporary or interim basis, invest these new assets (potentially in an amount which may approach up to 30% of the Fund’s total net assets if new flows were extremely large relative to the Fund’s current assets) in a combination of derivative instruments and other investment companies, including exchange-traded funds (“ETFs”), until such time as the Adviser can identify and invest in appropriate high yield instruments in accordance with the Fund’s principal strategy.  The Trust responds by confirming supplementally that the limitations are based on the notional value of the Fund’s investments in derivatives. The Trust further confirms supplementally that the notional value of the PIA High Yield Fund’s investments in derivative instruments exceeded 5% of the Fund’s total net assets between February 2014 and March 2014 because of temporary investments made following the significant inflow of assets into the Fund.

If you have any questions regarding the enclosed, please do not hesitate to contact Cheryl L. King at (414) 287-3010 or Jeanine M. Bajczyk, Esq. at (414) 765-6609.

Very truly yours,

/s/ Cheryl L. King
Cheryl L. King
Treasurer/Principal Financial Officer
ADVISORS SERIES TRUST

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
ADVISORS SERIES TRUST